FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007 (No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registran’s Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant’s Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant’s Registration Statement on Form S-8 No. 333-08824; (v) the Registrant’s Registration Statement on Form S-8 No. 333-12178; and (vi) the Registrant’s Registration Statement on Form S-8 No. 333-131991.

CONTENTS

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Financial Statements: 2006 Consolidation Financial Statements. Dated March 21, 2007.

99.2	Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

99.3	Press Release: Orckit Announces 2007 Annual General Meeting. Dated March 30, 2006.

99.4	Notice of Annual General Meeting of Shareholders and Proxy Statement. Dated March 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007	ORCKIT COMMUNICATIONS LTD. By: /s/ Adam M. Klein —————————————— Adam M. Klein for Izhak Tamir, pursuant to authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Financial Statements: 2006 Consolidation Financial Statements. Dated March 21, 2007

99.2	Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

99.3	Press Release: Orckit Announces 2007 Annual General Meeting. Dated March 30, 2006.

99.4	Notice of Annual General Meeting of Shareholders and Proxy Statement. Dated March 29, 2007